Mail Stop 4561

July 2, 2009

Mr. Harold Brand
Chairman and Chief Executive Officer
CYBRA Corporation
One Executive Blvd.
Yonkers, NY 10701

> **Re: CYBRA Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed April 2, 2009**
> **File No. 000-52624**

Dear Mr. Brand:

We have reviewed the above-referenced filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2008

Item 9A(T). Controls and Procedures

Internal Controls Over Financial Reporting, page27

1.   Please amend to provide the disclosures required by Item 308(T)(a)(1), (2), and (4) of Regulation S-K.

Changes in Internal Control Over Financial Reporting, page 27

2.   We note your disclosure that there were no changes in internal control over financial reporting during the period covered by this report. Please amend to disclose any change in internal control over financial reporting that occurred during the last fiscal quarter (the fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, internal control over financial reporting. Refer to Item 308(T)(b) of Regulation S-K.

Item 8. Financial Statements

Report of Independent Registered Public Accounting Firm, page F-1

3.   We note your disclosure on page F-7 regarding the company's working capital deficit, net losses, and that company does not have the resources to pay the 8% Convertible Debentures, and it is unlikely that it will be able to generate adequate cash from its operations to pay the debentures when they become due. Please explain to us how KBL, LLP was able to conclude that an explanatory paragraph was not necessary to address any substantial doubt regarding the company's ability to continue as a going concern for a reasonable period of time. Please refer to the guidance in AU 341, "The Auditor's Consideration of an Entity's Ability to Continue as a Going Concern."

Notes to Financial Statements

Note 1. Nature of Operations and Financial Status of Company, page F-7

4.   We note your disclosure of several events and conditions that appear to raise substantial doubt about the company's ability to continue as a going concern. Please tell us how you considered disclosure to clearly indicate that there is substantial doubt about the company's ability to continue as a going concern. If you believe that mitigating factors and conditions sufficiently alleviate this concern, tell us how you considered disclosure of this conclusion. Refer to FRC 607.02.

Note 6. Income Taxes, page F-15

5.   We note that you have a full valuation allowance for deferred tax assets at December 31, 2008. Please provide us with your analysis, including how you considered positive and negative evidence, supporting your conclusion that your deferred tax assets at December 31, 2007 were more likely than not realizable. Refer to paragraphs 20 – 25 of SFAS 109.

Exhibits 31.1 and 31.2

6. We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. We note similar disclosure in the certifications on the company's Form 10-Q for the quarter ended March 31, 2009. The identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual's title. Please amend accordingly.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing, you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449 or me at (202) 551-3730 if you have any questions regarding the above comments.

Sincerely,

Craig Wilson
Sr. Asst. Chief Accountant